September 25, 2009

VIA U.S. MAIL AND EDGAR

Mr. Craig Arakawa
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Re:	TETRA Technologies, Inc.
Form 10-K
Filed March 2, 2009
File No. 001-13455

Dear Mr. Arakawa:

We acknowledge receipt of the Securities and Exchange Commission’s letter dated September 14, 2009 with respect to the Form 10-K filed by TETRA Technologies, Inc. (the “Company”) for the year ended December 31, 2008.  Per your discussion with our counsel, Bill McDonald, this letter is to inform you that we are not able to respond to the comment letter by the initial deadline and request additional time to respond to the comment letter.  We expect to file our response no later than October 9, 2009.

Please do not hesitate to contact the undersigned at (281) 364-2241 or Bill McDonald, Andrews Kurth LLP, at (713) 220-4813 if you have any questions.

                    Sincerely,

                       /s/Bass C. Wallace, Jr.
                    Bass C. Wallace, Jr.
                    General Counsel & Secretary

cc:           Karl Hiller, Branch Chief, Securities and Exchange Commission
Joe Abell, TETRA Technologies, Inc.
Bill McDonald, Andrews Kurth LLP